Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 9:

We consent to the use of our reports, dated December 18, 2017 and December 15, 2017, with respect to the financial statements and financial highlights of Prudential Absolute Return Bond Fund and Prudential QMA Large-Cap Core Equity Fund, respectively, each a series of Prudential Investment Portfolios 9, as of October 31, 2017, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

December 22, 2017